Exhibit 1

December 27, 2017

Benjamin A. Breier

President and Chief Executive Officer

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

CC: The Board of Directors

Re:	Announced Acquisition of Kindred Healthcare by TPG Capital, Welsh, Carson, Anderson & Stowe and Humana Inc. for $9.00 Per Share in Cash

Dear Mr. Breier:

As large and long-term shareholders of Kindred Healthcare, Inc. (“Kindred” or the “Company”), we were shocked at Kindred’s announcement on December 19, 2017 that it had entered into a merger agreement, pursuant to which the Company will be acquired by affiliates of TPG Capital, Welsh, Carson, Anderson & Stowe, and Humana Inc. for the disappointing and grossly inadequate price of $9.00 per share.

From the perspective of maximizing shareholder value, this is a terrible time to sell the Company. This acquisition appears timed to enable the buyers and members of management to (i) take advantage of the negative impact that certain recent (but temporary) events have had on the Company’s stock price, and at the same time (ii) avoid paying full value for operational enhancements that are in process but not likely to be fully realized until next year. Over the past year, Kindred’s earnings power has been negatively impacted by significant restructuring, disposition and transition activities which, per recent management commentary, will be largely complete in late 2017. One needs to look no further than management’s discussion during Kindred’s third quarter 2017 earnings call for proof of this point. Time and again during the call, management spoke of how the Company’s underlying businesses faced various challenges in 2017, but have been restructured in a manner that should drive improved performance going forward. These statements are consistent with the FY18 financial guidance that management provided on that call as well. These near-term set-backs should position Kindred for stronger operating performance and substantial stock price appreciation going forward.

Given these circumstances, we would have expected the Company’s fiduciaries to stay the course in order to enable shareholders to reap the benefits of these improvements that they patiently awaited from their continued ownership in Kindred. Instead, management and the Board of Directors have chosen to pursue a transaction that severely undervalues the Company and ensures that the buyers – rather than existing shareholders – will reap the benefits of the value enhancement the improved business will generate. For these reasons, Brigade Capital does not believe the proposed transaction is in the best interests of Kindred shareholders, and intends to vote against the transaction.

In Brigade’s view, these short-term issues render highly misleading the purported 27% premium over the Company’s 90-day volume weighted average price for the period ending December 15, 2017 that shareholders are supposed to receive under the proposed transaction. The transitory issues outlined above have created significant financial modeling complexity and have distorted the Company’s true earnings potential. All of which has negatively impacted Kindred’s stock price, undermining any significance of the premium to the unaffected pre-announcement stock price.

In particular, the following initiatives and other factors can reasonably be expected to increase both long-term growth and shareholder value:

•	Improved Regulatory Environment. In July 2017, the Company’s stock price fell by almost 15% because the Centers for Medicare & Medicaid Services (“CMS”) unexpectedly proposed reimbursement methodology changes that could have negatively impacted Kindred’s Home Health business segment. Four months later, however, CMS decided not to include these changes in the final rule, removing a major near-term potential threat.
•	Kindred has divested its low multiple Skilled Nursing assets. Kindred has been actively divesting its skilled nursing facilities throughout the course of 2017. An unfavorable regulatory backdrop, high capital-intensity requirements and earnings volatility in the Skilled Nursing business have depressed this segment’s attractiveness and we believe pressured Kindred’s recent trading multiple. The bulk of these facilities were sold in the second half of 2017 and now that they have transitioned to new owners, Kindred is in position to remove a significant amount of overhead expense and benefit from the more favorable earnings trajectory and cash flow characteristics of the remaining businesses. The Company also executed contracts to provide rehab services for a number of the transferred skilled nursing facilities, but the economic benefit of these and any additional new contracts is not fully reflected in Kindred’s financials for the last twelve months.
•	The Company has strengthened its balance sheet since 3Q17. In October 2017, Kindred restructured its insurance program in a manner that released $281 million of cash that was trapped in its captive insurance subsidiary, which the Company then used to pay down its revolver while still adding ~$100 million in cash to its balance sheet. These changes alone should be worth around $3.00 per share of value to the Company’s stock price. Tellingly, the Company’s stock jumped from $6.00 per share to $8.40 per share on the day the Company announced this restructuring, and the stock price remained in a range between $7.15 and $8.60 per share per share leading up to the announcement of the merger. Furthermore, and again consistent with management commentary, settling the working capital accounts related to the divested skilled nursing assets has had a temporary negative impact on cash flow generation on a trailing twelve month basis.

•	Natural disaster activity in 2017 distorts Kindred’s trailing twelve month performance. Kindred’s Home Health and Hospital segments were impacted significantly by hurricanes in the third quarter of 2017. Management commentary suggests these disruptions were transitory and expects both segments to return to year-over-year growth in the fourth quarter and beyond.
•	Kindred is at an earnings and cash flow generation inflection point. Management expects the fourth quarter of 2017 to be its strongest cash quarter of the year, and in 2018, it is projecting $515 million of core EBITDA and $175 million of core free cash flow.
•	Kindred’s Hospital Division is poised for improved performance. This segment’s trailing twelve month performance has been negatively impacted by a reimbursement change that took effect in 2016. Kindred’s hospital division is expected to return to favorable year-over-year growth comparisons starting in the fourth quarter of this year. This reimbursement change has limited the Company’s growth and required significant portfolio and infrastructure restructuring. The majority of this repositioning activity has been completed, which should drive positive earnings momentum going forward.
•	Significant go forward cash tax shield. The Company anticipates a net operating loss balance of $550 to $600 million at the end of 2017. This should provide Kindred shareholders with significant value by limiting the Company’s cash income tax for several years.

In light of the foregoing, the $9.00 per share valuation underlying the proposed transaction is fundamentally inconsistent with management’s own statements regarding the Company’s positive outlook, performance initiatives and earnings power going forward. In our view, the deal price is not reflective of Kindred’s intrinsic value and will short-change existing shareholders. Kindred is positioned for significant stock price appreciation.  The Company has ample liquidity, no near-term debt maturities, and is expected to generate around $175 million of core free cash flow in 2018.  There is no urgency to sell the Company, and conducting a sale process utilizing Kindred’s significantly distorted trailing twelve month performance seems particularly misguided.

We believe this position is widely held by investors and would note the significant amount of trading activity in Kindred stock since the transaction was officially announced above the proposed $9 share offer price.

The proposed merger does not come close to maximizing shareholder value, is not in the best interests of shareholders and should not be approved by Kindred’s owners. Brigade is disappointed that Kindred’s management and board have chosen to move forward with such a poor transaction.

We look forward to reviewing additional details supporting this transaction in the definitive proxy materials, including the economic incentives and ongoing participation being offered current management and Directors by the proposed future owners.

Kind regards,

/s/ Donald E. Morgan, III

Donald E. Morgan, III